UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-51788

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORACLE CORPORATION

401(k) SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORACLE CORPORATION

500 Oracle Parkway

Redwood City, California 94065

Oracle Corporation

401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

Report of Sensiba San Filippo LLP, Independent Registered Public Accounting Firm

To the participants and Plan Committee of the Oracle Corporation 401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ SENSIBA SAN FILIPPO LLP

San Mateo, California
May 17, 2013

Oracle Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2012 and 2011

	December 31,
(in thousands)	2012	2011
Assets
Cash	$336	$8
Investments, at fair value	9,034,425	7,695,801
Receivables:
Notes receivable from participants	81,565	75,792
Participant contributions	11,387	9,465
Employer contributions	4,260	3,893
Amounts due from broker for securities sold	27,121	1,267

Total receivables	124,333	90,417

Total assets	9,159,094	7,786,226

Liabilities
Excess deferrals due to participants	146	82
Other liabilities	28,739	498

Total liabilities	28,885	580

Net assets reflecting investments, at fair value	9,130,209	7,785,646
Adjustment from fair value to contract value for fully benefit-responsive contracts	(21,627)	(12,893)

Net assets available for benefits	$9,108,582	$7,772,753

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012

(in thousands)

Additions
Interest and dividends	$226,629
Net appreciation in fair values of investments	976,231

Total investment gain, net	1,202,860

Contributions:
Participants	459,860
Employer	125,969
Rollovers	57,634

Total contributions	643,463

Total additions, net	1,846,323

Deductions
Benefits paid to participants	507,945
Administrative expenses	2,549

Total deductions	510,494

Net increase	1,335,829
Net assets available for benefits at beginning of year	7,772,753

Net assets available for benefits at end of year	$9,108,582

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2012

1. Description of the Plan

The following description of the Oracle Corporation 401(k) Savings and Investment Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan originally established in 1986 that has since been amended and for which Oracle Corporation (Oracle) is the current sponsor. The Plan was established for the purpose of providing retirement benefits for the U.S. employees of Oracle and its subsidiaries. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986 (the Code) with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is administered by the 401(k) Committee, members of which are appointed by Oracle’s Board of Directors or Senior Vice President, Human Resources. Fidelity Investments Institutional Operations Company, Inc. is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each of the Plan’s participants.

Eligibility

All employees regularly scheduled to work a minimum of 20 hours per week or 1,000 hours in a Plan year on the domestic payroll of Oracle and its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the first date, or any succeeding entry date next following the date the employee is credited with one hour of service with Oracle. However, the following employees or classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining; (ii) employees who are non-resident aliens and who received no earned income (within the meaning of the Code) from Oracle; (iii) workers who are performing services at a Company facility as an employee of a third-party entity that is not an employment agency; (iv) employees of employment agencies; and (v) persons who are not classified as employees for tax purposes.

Contributions

Each year, participants may contribute up to 40% of their eligible compensation as defined by the Plan document. Annual participant contribution amounts are limited to $17,000 of salary deferrals for the year ended December 31, 2012 ($22,500 for participants 50 years old and older), as determined by the Internal Revenue Service (IRS). Salary deferrals consist of pre-tax and/or Roth 401(k) contributions.

Oracle matches 50% of an active participant’s salary deferrals up to a maximum deferral of 6% of compensation for the pay period, with maximum aggregate matching of $5,100 in any calendar year. Oracle has the right, under the Plan, to discontinue or modify its matching contributions at any time. Participants may also contribute amounts representing distributions from other qualified plans. All of Oracle’s matching contributions are made in cash on a pre-tax basis.

Investment Options

Participants direct the investment of their contributions and Oracle’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Oracle’s common stock, common/collective trust funds, mutual funds, separately-managed account funds and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies, common stock or other investment products.

Participant Accounts

Each participant’s account is credited with the participant’s and Oracle’s contributions and allocations of Plan earnings. All amounts in participant accounts are participant directed.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2012

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Participants’ vesting in Oracle’s matching contributions is based on years of service. Participants are 25% vested after one year of service and vest an additional 25% on each successive service anniversary date, becoming 100% vested after four years of service.

Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Oracle. Forfeited balances of terminated participants’ nonvested accounts may be used at Oracle’s discretion, as outlined in the Plan, to reduce its matching contribution obligations. During the year ended December 31, 2012, Oracle used $3,018,000 of forfeited balances to reduce its matching contribution obligations. The amounts of unallocated forfeitures at December 31, 2012 and 2011 were $811,000 and $972,000, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the 401(k) Committee. Principal and interest is paid ratably through payroll deductions. Loans are generally due in full within 60 days of termination with Oracle unless the participant arranges for loan repayments to continue via monthly debit from a checking or savings account in a bank located in the United States.

Payment of Benefits

Upon termination of service, death, disability, or normal or early retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump sum benefit and elect to receive monthly installments, or may request a rollover from the Plan to another eligible retirement plan. If the participant’s account is valued at $1,000 or less, the amount is distributed in a lump sum. Distributions of investments in Oracle’s common stock may be taken in the form of common stock. Hardship withdrawals are permitted if certain criteria are met.

Investment Management Fees and Operating Expenses

Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation in fair values of investments.

Administrative Expenses

Administrative expenses are borne by Oracle, except for fees related to administration of participant loans, which are deducted from the applicable participants’ accounts.

Plan Termination

Although it has not expressed any intent to do so, Oracle has the right, under provisions of the Plan, to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2012

2. Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Investment Valuation and Income Recognition

The Plan’s investments are stated at their fair values with the exception of Galliard Stable Value Fund (a separately-managed account fund investment), which is stated at its fair value with the related adjustment amount from its contract value in the statements of net assets available for benefits at December 31, 2012 and 2011. The statement of changes in net assets available for benefits is prepared on a contract value basis. The shares of registered investment companies are valued at quoted market prices. The money market funds are valued at cost plus accrued interest, which approximated fair values. Common stock, including Oracle’s common stock, is traded on a national securities exchange and is valued at the last reported sales price on the last day of the Plan year. The valuation techniques used to measure the fair values of the separately-managed account fund investment and common/collective trust funds are included in Note 4 below.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Oracle Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Oracle common stock and the Fidelity Institutional Money Market Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Oracle common stock and the cash investments held by the Fund. At December 31, 2012, 3,100,228 units were outstanding with a value of $238.92 per unit. At December 31, 2011, 3,292,909 units were outstanding with a value of $181.81 per unit.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820). Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provided for various investment options in common stock, registered investment companies (mutual funds), common/collective trusts, separately-managed account funds (including a stable value fund) and short-term investments. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. During the year ended December 31, 2012, net appreciation in fair values of investments totaled $976 million. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, participant account balances and the statement of changes in net assets available for benefits.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2012

3. Fair Value Measurements

The Plan performs fair value measurements in accordance with the guidance provided by ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments (Level 1 and 2 inputs are defined above):

	December 31, 2012			December 31, 2011
	Fair Value Measurements Using Input Types			Fair Value Measurements Using Input Types
(in thousands)	Level 1	Level 2	Total	Level 1	Level 2	Total
Money market funds	$132,050	$—	$132,050	$85,568	$—	$85,568
U.S. government securities	1,128	—	1,128	1,180	—	1,180
Common stock	1,088,063	—	1,088,063	694,899	—	694,899
Mutual funds	6,191,535	—	6,191,535	5,542,999	—	5,542,999
Common/collective trust funds and other	—	1,621,649	1,621,649	—	1,371,155	1,371,155

Total investments measured at fair value	$7,412,776	$1,621,649	$9,034,425	$6,324,646	$1,371,155	$7,695,801

The Plan’s valuation techniques used to measure the fair values of money market funds, U.S. government securities, common stock and mutual funds that were classified as Level 1 in the table above were derived from quoted market prices as substantially all of these instruments have active markets. The valuation techniques used to measure the fair values of the common/collective trust funds and separately-managed account fund investments that were classified as Level 2 in the table above are included in Note 4 below.

4. Composition and Valuation of Certain Plan Investments and Other Plan Investments Disclosures

Galliard Stable Value Fund

During the year ended December 31, 2012, the Plan held investments in Galliard Stable Value Fund (Galliard Fund). The Galliard Fund is exclusively managed for the Plan by Galliard Capital Management, Inc. The Galliard Fund primarily holds common/collective trust funds in the Plan’s name for the sole benefit of Plan participants. These common/collective trust funds invest in fixed income securities or bond funds, futures contracts, swap agreements and also enter into liquidity agreements, commonly referred to as wrap contracts, issued by insurance companies and other financial institutions. The issuer of the wrap contract guarantees a minimum rate of return and provides full benefit responsiveness, provided that all

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2012

terms of the wrap contract have been met. Wrap contracts are normally purchased from issuers rated in the top three long-term rating categories (equaling A- or above) as determined by any of the nationally recognized rating organizations. A portion of the Galliard Fund is invested in a money market fund to provide daily liquidity. The Galliard Fund is credited with contributions from participants and earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The fair value of the Galliard Fund equals the total of the fair values of the underlying assets plus the total wrap contract rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract’s assets.

As of December 31, 2012 and 2011, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. The crediting interest rates for the wrap contracts were based upon a formula agreed with the issuer with the requirement that interest rates may not be less than zero percent. Interest rates are reviewed on a monthly basis for resetting. Certain events limit the ability of the Plan to transact at contract value with the wrap issuer. However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate a wrap contract at any time.

The fair values of the underlying assets of the Galliard Fund other than the wrap contracts, which included investments in common/collective trust funds that hold financial instruments as described above, money market funds and various debt and fixed income securities, were primarily determined based on fair value information provided by the trustees of the underlying common/collective trust funds. Fair values were determined by the trustees of the underlying common/collective trust funds using a combination of readily available most recent market bid prices in the principal markets where such funds and securities were traded, pricing services that use valuation matrices incorporating dealer supplied valuations and valuation models, valuation inputs such as the structure of the issue, cash flow assumptions and the value of underlying assets and guarantees. The fair values of the wrap contracts were determined by Galliard using a discounted cash flow model using market data and consider recent fee bids as determined by recognized dealers.

The statements of net assets available for benefits includes the fair value of the underlying assets and wrap contracts of the Galliard Fund based on the proportionate ownership of the Plan’s participants.

The average yields earned by the Plan for all investments held by the Galliard Fund was approximately 1.11% and 1.66% for the year ended December 31, 2012 and 2011, respectively. The average yields earned by the Plan for all investments held by the Galliard Fund based on the actual interest rates credited to participants was approximately 1.92% and 2.10% for the year ended December 31, 2012 and 2011, respectively.

Vanguard Target Retirement Trusts

The Plan held investments in Vanguard Target Retirement Trusts, which are more specifically defined as per Schedule H, Line 4(i)–Schedule of Assets (Held at End of Year) as of December 31, 2012, and are included as a part of the Plan’s financial statements (Vanguard Trusts), in order to provide broader investment options to participants. The Vanguard Trusts are common/collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The Vanguard Trusts invest in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire or leave the workforce in or within a few years of the target year. The underlying mutual funds that the Vanguard Trusts held may have included the Vanguard Total Stock Market Index Fund, Vanguard Total Bond Market II Index Fund, Vanguard Total International Stock Index Fund, Vanguard Inflation-Protected Securities Fund, and Vanguard Prime Money Market Fund, among others. Each of the Vanguard Trusts’ indirect stock holdings (through its mutual fund holdings) consisted substantially of large-capitalization U.S. stocks and, to a lesser extent, mid- and small-cap U.S. stocks and international stocks. Each of the Vanguard Trusts’ indirect bond holdings consisted of a diversified mix of investment-grade taxable U.S. government, U.S. government agency and corporate bonds as well as inflation-protected and mortgage-backed securities. Each of the Vanguard Trusts’ indirect money market holdings consisted of high-quality, short-term money market instruments.

The trustee, Vanguard Fiduciary Trust Company, determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading (Valuation Date). Each of the Vanguard Trusts’ unit prices is calculated by dividing the total assets of the master trust less all liabilities by the number of trust units outstanding on the Valuation Date. All investments of the master trust are valued based on quoted market prices as substantially all of these instruments have active markets.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2012

Other Plan Investments Disclosures

The fair values of individual investments that represented 5% or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011, were as follows:

	December 31,
(in thousands)	2012	2011
Fidelity Contrafund Class K	$1,029,657	$912,460
Vanguard Institutional Index Fund Institutional Plus Shares	$853,032	$749,050
Oracle Corporation Common Stock	$735,499	$593,562
PIMCO Total Return Fund Institutional Class	$734,683	$596,920
Fidelity Growth Company Fund Class K	$553,572	$437,388
Dodge & Cox Stock Fund	$529,412	$465,728
Fidelity Low-Priced Stock Fund Class K	$480,686	$419,041

For the year ended December 31, 2012, the Plan’s investments, including investments purchased and sold, as well as held during the year, net appreciated in fair value as follows:

(in thousands)	Net Realized and Unrealized Appreciation in Fair Value of Investments
Shares of registered investment companies	$683,954
Common stock	199,517
Common/collective trust funds and other	92,760

$976,231

5. Income Tax Status

On January 24, 2012, the Plan received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation, subject to the adoption by Oracle of certain amendments to the Plan. The Plan has since been amended to comply with the determination letter issued by the IRS. The 401(k) Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Party-in-Interest Transactions

Transactions in shares of Oracle common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2012, the Plan made purchases of approximately $40,939,000 and sales of approximately $63,941,000 of Oracle common stock. In addition, the Plan made in-kind transfers of Oracle common stock to participants of approximately $11,828,000 during the year ended December 31, 2012.

As noted in Note 1 above, Fidelity Investments Institutional Operations Company, Inc. is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2012

7. Differences between Financial Statements and Form 5500

The following is a reconciliation of the net assets available for benefits, at fair value, per the financial statements to the Plan’s Form 5500 (in thousands):

	December 31,
	2012	2011
Net assets available for benefits, at fair value, per the financial statements	$9,130,209	$7,785,646
Amounts allocated to withdrawing participants and other	(4,751)	(4,947)

Net assets available for benefits per the Form 5500	$9,125,458	$7,780,699

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements to the Plan’s Form 5500 (in thousands):

	Year Ended December 31,
	2012	2011
Net increase (decrease) in net assets available for benefits per the financial statements	$1,335,829	$(147,251)
Net change in fair value adjustment of Fidelity Managed Income Portfolio II Fund	—	(845)
Net change in fair value adjustment of Galliard Stable Value Fund	8,734	10,370
Net change in amounts allocated to withdrawing participants and other	196	(3,063)

Net gain (loss) per the Form 5500	$1,344,759	$(140,789)

The fair value adjustments represented the differences between contract values of the Galliard Fund and the Fidelity Managed Income Portfolio II Fund (MIP) as included in the statements of changes in net assets available for benefits for the years ended December 31, 2012 and 2011, and the respective fair values of the Galliard Fund and the MIP as reported in the respective Form 5500. The MIP was closed to participants in June 2010 and existing investments were transitioned to the Galliard Fund during the year ended December 31, 2011. Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to each respective year-end but not yet paid.

8. Excess Contributions

Contributions received from participants for the year ended December 31, 2012 included approximately $146,000 of excess contributions (net of corresponding gains and losses) that were remitted during January 2013 through April 2013 to certain active participants. The excess deferral contributions, originally deducted in the year ended December 31, 2012, were returned to comply with the participants’ applicable maximum annual contributions permitted under the Code. The amount is included in the Plan’s statement of net assets available for benefits as excess deferrals due to participants at December 31, 2012.

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value (in thousands)
	Registered Investment Companies:
	Artisan International Fund Class Institutional	7,836,896 shares	$193,728
	Artisan Small Cap Value Fund Institutional Shares	10,880,919 shares	166,913
	Dodge & Cox International Stock Fund	10,670,239 shares	369,617
	Dodge & Cox Stock Fund	4,342,999 shares	529,412
*	Fidelity Balanced Fund Class K	13,357,370 shares	269,418
*	Fidelity Contrafund Class K	13,284,179 shares	1,029,657
*	Fidelity Growth Company Fund Class K	5,934,519 shares	553,572
*	Fidelity Low-Priced Stock Fund Class K	12,178,527 shares	480,686
*	Fidelity Worldwide Fund	6,244,400 shares	127,074
	Lazard Emerging Markets Equity Fund Class Institutional	16,628,054 shares	324,912
	PIMCO Total Return Fund Institutional Class	65,363,259 shares	734,683
	TCM Small Mid Cap Growth	5,620,630 shares	97,237
	Vanguard Extended Market Index Fund Institutional Plus Shares	2,672,143 shares	122,544
	Vanguard Institutional Index Fund Institutional Plus Shares	6,535,143 shares	853,032
	Vanguard Total Bond Market Index Fund Institutional Plus Shares	19,709,653 shares	218,580
	Vanguard Total International Stock Index Fund Institutional Shares	548,542 shares	54,953

			6,126,018
	Assets in Brokerage Link Accounts	Various investments, including registered investment companies, common stocks, money market funds and cash	286,369
*	Oracle Corporation Common Stock Fund	22,073,789 shares	735,499
*	Fidelity Institutional Money Market Fund	3,754,386 shares	3,754
	Separately-managed Account Fund Investments:
	Galliard Stable Value Fund —
	Common/Collective Trust Funds
	Wells Fargo Fixed Income Fund A	6,465,093 shares	154,021
	Wells Fargo Fixed Income Fund F	22,291,282 shares	296,489
	Wells Fargo Fixed Income Fund N	7,233,518 shares	80,640
	Wells Fargo Short-term Investment Fund G	68,217,881 shares	68,218
	Wells Fargo Stable Return Fund G	1,320,943 shares	67,984
	MetLife Insurance Company Separate Account	693,221 shares	73,478
	Guaranteed Investment Contracts
	MetLife Insurance Company	Wrapper contracts	50
	Royal Bank of Canada	Wrapper contracts	38
*	Fidelity Short-Term Investment Fund G	16,897,068 shares	16,897

			757,815
	Perkins Mid Cap Value —
	Common Stock
	Aeropostale, Inc	75,000 shares	976
	Agilent Technologies, Inc	35,000 shares	1,433
	AGL Resources, Inc	18,800 shares	751
	Alcoa, Inc	84,601 shares	734
	Alexandria Real Estate Equities, Inc	20,688 shares	1,434
	Allstate Corporation	70,000 shares	2,812
	Altera Corporation	48,660 shares	1,676
	American Campus Communities, Inc	22,277 shares	1,028
	Ameriprise Financial, Inc	55,900 shares	3,501
	Anadarko Petroleum Corporation	18,800 shares	1,397
	Analog Devices, Inc	42,000 shares	1,767
	Applied Materials, Inc	204,700 shares	2,342
	Aetna, Inc	48,100 shares	2,227
	Avalonbay Communities, Inc	9,000 shares	1,219
	The Babcock & Wilcox Company	56,402 shares	1,478
	Bank of Hawaii Corporation	20,000 shares	881
	Boston Properties, Inc	15,039 shares	1,591
	BRE Properties, Inc	16,919 shares	860
	CARBO Ceramics, Inc	14,200 shares	1,112
	Century Link, Inc	48,880 shares	1,912
	Charles River Laboratories International, Inc	27,361 shares	1,025
	Check Point Software Technology, Ltd	31,300 shares	1,491
	Cisco Systems, Inc	79,616 shares	1,564
	CIT Group, Inc	33,100 shares	1,279
	CME Group Inc	13,800 shares	700
	Covance, Inc	25,300 shares	1,462
	CSX Corporation	70,000 shares	1,381

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value (in thousands)
	Cullen/Frost Bankers, Inc	24,000 shares	1,302
	D.R. Horton, Inc	51,000 shares	1,009
	Dr Pepper Snapple Group, Inc	16,920 shares	748
	Deckers Outdoor Corporation	16,900 shares	681
	Deere & Company	15,040 shares	1,300
	Devon Energy Corporation	30,000 shares	1,561
	DiamondRock Hospitality Company	140,000 shares	1,260
	Diebold, Inc	55,000 shares	1,684
	Discover Financial Services	51,000 shares	1,966
	Entergy Corporation	26,356 shares	1,680
	EQT Corp	15,800 shares	932
	Equity Lifestyle Properties, Inc	25,900 shares	1,743
	Everest Re Group, Ltd	27,631 shares	3,037
	Exelon Corporation	72,010 shares	2,142
	Fifth Third Bancorp	216,201 shares	3,284
	First Niagara Financial Group, Inc	176,555 shares	1,400
	Freeport-McMoRan Copper & Gold, Inc	32,961 shares	1,127
	Fulton Financial Corporation	140,000 shares	1,345
	Garmin, Ltd	49,600 shares	2,025
	General Dynamics Corporation	31,600 shares	2,189
	Genter Corporation	35,723 shares	672
	Global Payments, Inc	32,120 shares	1,455
	Goldcorp, Inc	80,000 shares	2,936
	Health Net, Inc	20,679 shares	503
	Hess Corporation	46,800 shares	2,479
	Hill-Rom Holdings, Inc	34,100 shares	972
	Host Hotels & Resorts, Inc	80,000 shares	1,254
	Invesco, Ltd	117,300 shares	3,060
	Jacobs Engineering Group, Inc	83,600 shares	3,559
	JB Hunt Transport Services, Inc	15,000 shares	896
	Johnson Controls, Inc	87,200 shares	2,677
	Kansas City Southern	11,312 shares	944
	Kaydon Corporation	29,163 shares	698
	KBR, Inc	76,500 shares	2,289
	Kirby Corporation	36,659 shares	2,269
	Kohl’s Corporation	47,004 shares	2,020
	The Kroger Co.	40,000 shares	1,041
	Laboratory Corporation of America Holdings	37,100 shares	3,214
	Lazard, Ltd	26,700 shares	797
	Lear Corporation	45,200 shares	2,117
	Life Technologies Corporation	35,900 shares	1,762
	Macy’s, Inc	26,321 shares	1,027
	McKesson Corporation	30,000 shares	2,908
	MDC Holdings, Inc	22,000 shares	809
	The Men’s Warehouse, Inc	8,916 shares	278
	Microsoft Corporation	39,100 shares	1,045
	Mid-America Apartment Communities, Inc	18,800 shares	1,217
	Mohawk Industries, Inc	11,300 shares	1,022
	Molson Coors Brewing Company	44,877 shares	1,920
	The Mosaic Company	33,400 shares	1,891
	National Oilwell Varco, Inc	22,000 shares	1,504
	Noble Energy, Inc	34,200 shares	3,480
	Norfolk Southern Corporation	49,100 shares	3,036
	Och-Ziff Capital Management Group, LLC	78,800 shares	749
	PartnerRe, Ltd	22,200 shares	1,787
	Patterson Companies, Inc	40,000 shares	1,369
	PerkinElmer, Inc	23,499 shares	746
	Plains All American Pipeline, L.P.	52,640 shares	2,381
	The PNC Financial Services Group, Inc.	63,000 shares	3,674
	Polycom, Inc	137,400 shares	1,437
	Potlatch Corporation	33,700 shares	1,321
	PPL Corporation	109,861 shares	3,145
	Public Storage	7,930 shares	1,150
	QEP Resources, Inc	67,600 shares	2,046
	QLogic Corporation	121,000 shares	1,177
	Qualcomm, Inc	7,996 shares	496
	Raymond James Financial, Inc	57,000 shares	2,196
	Rayonier, Inc	33,839 shares	1,754
	Redwood Trust, Inc	71,442 shares	1,207

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value (in thousands)
	Reinsurance Group of America, Inc	60,000 shares	3,211
	Republic Services, Inc	47,000 shares	1,379
	Robert Half International, Inc	24,600 shares	783
	Rockwell Collins, Inc	30,081 shares	1,750
	Semtech Corporation	33,522 shares	970
	St. Jude Medical, Inc	23,740 shares	858
	Stanley Black & Decker, Inc	35,000 shares	2,589
	Staples, Inc	102,060 shares	1,163
	State Street Corporation	57,080 shares	2,683
	Steris Corporation	50,000 shares	1,737
	Stryker Corporation	45,000 shares	2,467
	Sun Trust Banks, Inc	54,000 shares	1,531
	Symantec Corporation	78,300 shares	1,473
	Sysco Corporation	55,339 shares	1,752
	Talisman Energy, Inc	149,200 shares	1,690
	Taubman Centers, Inc	15,042 shares	1,184
	TD Ameritrade Holding Corporation	135,000 shares	2,269
	Tech Data Corporation	21,140 shares	963
	Teck Resources Limited	67,500 shares	2,454
	Teva Pharmaceutical Industries Limited	48,000 shares	1,792
	Thermo Fisher Scientific, Inc	48,881 shares	3,118
	Tidewater, Inc	31,000 shares	1,385
	Tiffany & Co.	10,000 shares	573
	The Travelers Companies, Inc.	20,600 shares	1,479
	TRW Automotive Holdings Corporation	15,040 shares	806
	Two Harbors Investment Corporation	175,800 shares	1,948
	Tyco International, Ltd	75,931 shares	2,221
	Unilever PLC	37,980 shares	1,471
	Union Pacific Corporation	10,179 shares	1,279
	URS Corporation	27,332 shares	1,073
	Viacom, Inc	22,859 shares	1,206
	Vodafone Group Public Limited Company	93,249 shares	2,349
	Waddell & Reed Financial, Inc	23,600 shares	822
	Washington Federal, Inc	109,042 shares	1,840
	Wellpoint, Inc	20,680 shares	1,260
	The Western Union Company	157,900 shares	2,149
	Weyerhaeuser Company	55,400 shares	1,541
	Whiting Petroleum Corporation	50,000 shares	2,169
	WMS Industries, Inc	21,439 shares	375
	WPX Energy, Inc	45,878 shares	683
	Zimmer Holdings, Inc	22,475 shares	1,498
	Brown Brothers Harriman Short-term Investment Fund	23,105,969 shares	23,106

			245,883
	Common/Collective Trust Funds:
	Vanguard Target Retirement Income Trust I	1,232,557 shares	49,438
	Vanguard Target 2010 Trust I	886,997 shares	33,076
	Vanguard Target 2015 Trust I	1,709,678 shares	61,634
	Vanguard Target 2020 Trust I	5,209,355 shares	182,952
	Vanguard Target 2025 Trust I	3,718,122 shares	126,304
	Vanguard Target 2030 Trust I	4,989,228 shares	164,844
	Vanguard Target 2035 Trust I	3,069,971 shares	100,020
	Vanguard Target 2040 Trust I	3,031,734 shares	99,259
	Vanguard Target 2045 Trust I	1,107,593 shares	36,152
	Vanguard Target 2050 Trust I	572,748 shares	18,792
	Vanguard Target 2055 Trust I	69,105 shares	2,772

	Total Investments, at Fair Value		$9,030,581

*	Notes Receivable from Participants	4.0% - 11.5%, maturing through 2022	$81,565

*	Indicates a party-in-interest to the Plan.

Column (d), cost, has been omitted, as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN

Date: May 17, 2013	By:	/s/ PETER W. SHOTT
Peter W. Shott
Vice President of Human Resources

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title

23.01	Consent of Sensiba San Filippo LLP, Independent Registered Public Accounting Firm